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                                                                E  X  T  E  N
                                                               Industries, Inc.

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                                       CHAIRMAN'S LETTER
                                       -----------------

Dear Fellow Shareholder:

     I am happy to report that your company started the millennium with good forward momentum. Greg Szabo, now Exten Executive VP as well as President of our Xenogenics subsidiary, brings the company a wealth of management experience. We have made progress in moving the Sybiol(R) synthetic bio-liver technology closer to commercial reality. We raised $1.0 million through Kestrel Equity Partners, Ltd. in Dallas, Texas. We entered into a joint development agreement with MultiCell Associates of Providence, Rhode Island to redesign the Sybiol device and provide a new line of non-tumorigenic DNA engineered pig hepatocytes. Sadly, Dr. Hugo Jauregui, MultiCell founder and President, passed away recently. An internationally known researcher and widely published expert on liver cells, Dr. Jauregui shared our vision of developing a life-saving extra-corporeal device capable of treating chronic liver disease on an economical basis. Although he will be missed, his capable, dedicated staff of professionals will continue the research and Sybiol redesign program.

     We were awarded a $100,000 National Institutes of Health Small Business Innovation Research grant for joint work with MultiCell and Compact Membrane Systems, Inc. We feel this represents further validation of our scientific vision.

     Liver disease, hepatitis particularly, affects millions. Given the lack of a live-cell artificial liver device on the US market and the continued scarcity of donor organs, we believe that a substantial worldwide need and market exists for an "artificial liver" and that Xenogenics' and MultiCell's methodologies will offer cost and treatment advantages over proposed competitive devices. Although management is highly confident in the Sybiol artificial liver technology and believes that it will ultimately save lives, securing FDA approval is expensive, time consuming and uncertain. Thus, we have been seeking other businesses to acquire that have FDA approved products and fit our corporate strategic objectives. We are particularly interested in companies that can be acquired with stock and can generate revenues and profits so that the Company is not 100% dependent upon its artificial liver technology. These companies, along with Xenogenics, will form the basis upon which we will build shareholder value. We will continue to search for companies that can benefit from an affiliation with us and in turn add value for all shareholders. As always, we appreciate your continued support. Your growing management team is working hard to reward your faith and investment in the future.

Sincerely,



W. Gerald Newmin,
Chairman and CEO




CORPORATE PROFILE
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EXTEN INDUSTRIES, INC. (OTCBB- EXTI) IS A PUBLICLY TRADED TECHNOLOGY HOLDING
COMPANY. Its subsidiary, XENOGENICS CORPORATION, owns the rights to the patent pending Sybiol(R) synthetic bio-liver to be used as an "artificial liver" to support transplant patients until a donor organ is available and as post-transplant stabilization. More importantly, it is intended to help treat hepatitis and other liver disease patients on a regular outpatient basis by performing functions for the liver analogous to those which renal dialysis performs for the kidneys. There are other potential applications as well.
This device could improve or save many lives. Meanwhile, the Company intends to adopt a growth by acquisition strategy. To effect this interim enhancement of shareholder value, we intend to add other subsidiaries with one or more currently marketable products.


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XENOGENICS CORPORATION                   EXTEN INDUSTRIES, INC.
----------------------                   ----------------------

GREGORY F. SZABO, MA                     W. GERALD NEWMIN
President                                Chairman, CEO, and Secretary

                                         JERRY SIMEK
                                         President, COO and Treasurer
SCIENTIFIC ADVISORY BOARD
-------------------------                GREGORY F. SZABO
                                         Executive Vice President
*  JOHN BREMS, MD, FACS, Chairman;
   Director of Transplantation,          FARREST LOPER
   Loyola University Medical Center,     Director
   Chicago.
                                         ED SIGMOND
*  ALESSANDRA COLANTONI, MD,             Director
   Research Associate, Dept.
   of Medicine Liver Transplant          LEGAL COUNSEL
   Service, Loyola University            Jeffers, Shaff & Falk, LLP
   Medical Center, Chicago.              Irvine, CA

*  DONALD CRAMER, DVM, Ph.D.,            INDEPENDENT ACCOUNTANTS
   Director of Transplantation           Hutchinson & Bloodgood & Co.
   Biology Research Laboratory           San Diego, CA
   at St. Vincent Medical Center
   in Los Angeles.                       TRANSFER AGENT
                                         US Stock Transfer
*  AMY FRIEDMAN, MD, Chief,
   Liver Transplantation,                COMMON STOCK
   Yale-New Haven Hospital.              The company's stock is traded on the
                                         Over the Counter Bulletin Board.
*  DAVID H. VAN THIEL, MD,               The symbol is EXTI.OB.
   Professor of Medicine,
   Director of Liver                     INVESTOR RELATIONS
   Transplantation and                   For additional copies of this
   Co-Director of                        report or other investor information,
   Gastroenterology at Loyola            please direct your written request
   University, Chicago.                  to:

                                         Investor Relations Manager
                                         Exten Industries, Inc.
                                         9620 Chesapeake Drive, Suite 201
                                         San Diego, CA  92123-1324

                                         PHONE              (858) 496-0173
                                         FAX                (858) 496-0573
                                         E-mail:            info@exten.com
                                         Website:           www.exten.com


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Corporate Headquarters

 E  X  T  E  N
Industries, Inc.

9620 Chesapeake Drive, Suite 201
San Diego, CA  92123-1324

TELEPHONE          (858) 496-0173

FAX                (858) 496-0573

e-mail:            info@exten.com

Website:           http://www.exten.com